Exhibit 12.1

Supplemental Financial Schedule II

TeleCommunication Systems, Inc.
Valuation and Qualifying Accounts
(amounts in thousands)

Column A	Column B	Column C	Column D	Column E	Column F

	Balance	Additions,	Additions		Balance
	Beginning	Costs, and	from Acquired		End of
Description	of Year	Expenses	Operations	Deductions	Year

Year ended December 31, 2004 Allowance for Doubtful Accounts	$393	$863	$1,226	$(1,127)	$1,355

Year ended December 31, 2003 Allowance for Doubtful Accounts	$361	$357	$—	$(325)	$393

Year ended December 31, 2002 Allowance for Doubtful Accounts	$221	$353	$—	$(213)	$361

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required or because the information called for is included in the consolidated financial statements or notes thereto.